     As filed with the Securities and Exchange Commission on March 1, 2002
                                                      Registration No. 333-_____

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             --------------------

                                   FORM S-8
                         Registration Statement Under
                          The Securities Act of 1933

                             --------------------

                         IMPAC MORTGAGE HOLDINGS, INC.
            (Exact name of registrant as specified in its charter)

               Maryland                                33-0675505
    (State or other jurisdiction of                (I.R.S.  Employer
    incorporation or organization)                Identification No.)

               1401 Dove Street, Newport Beach, California 92660
                   (Address of principal executive offices)

                                (949) 475-3600
             (Registrant's telephone number, including area code)

                             --------------------

 Impac Mortgage Holdings, Inc. 2001 Stock Option, Deferred Stock and Restricted
                                   Stock Plan
                            (Full Title of the plan)

                               Ronald M. Morrison
                                General Counsel
                                1401 Dove Street
                        Newport Beach, California 92660
                                 (949) 475-3600
(Name, Address, and Telephone Number, Including Area Code, of Agent for Service)

                                   Copies to:
                            Thomas J. Poletti, Esq.
                            Katherine J. Blair, Esq.
                            David R. Schwartz, Esq.
                           Kirkpatrick & Lockhart LLP
                          10100 Santa Monica Boulevard
                                 Seventh Floor
                             Los Angeles, CA 90067
                           Telephone: (310) 552-5000
                           Facsimile: (310) 552-5001

     Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectus contained herein also relates to the shares of Common Stock previously registered under Registration Statements on Form S-8 (Registration No. 333-68128 and Registration No. 333-12025).

                        CALCULATION OF REGISTRATION FEE

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                                                                                        Proposed      Proposed
                                                                                        Maximum       Maximum
                                                                                        Offering     Aggregate      Amount of
                                                                     Amount to be      Price per      Offering     Registration
             Title of Securities to be Registered                 Registered (1)(2)    Share (4)     Price (4)         Fee
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share (3)                      1,120,069 shares          $8.28   $9,274,171.32        $853.22
-----------------------------------------------------------------------------------------------------------------------------------

(1) Impac Mortgage Holdings, Inc. has previously registered 1,000,000 shares of its common stock, $0.01 par value per share ("Common Stock"), under a Registration Statement on Form S-8 (Registration No. 333-68128) filed August 22, 2001 in connection with the 2001 Stock Option, Deferred Stock and Restricted Stock Plan, for which a registration fee was previously paid and has previously registered 1,2000,000 shares, as adjusted for stock splits, of its Common Stock under a Registration Statement on Form S-8 (Registration No. 333-12025) filed September 13, 1996 in connection with the 1995 Stock Option, Deferred Stock and Restricted Stock Plan, for which a registration fee was previously paid. Pursuant to Rule 429 of the Securities Act of 1933, as amended, the prospectus contained herein also relates to the shares of Common Stock previously registered under Registration Statements on Form S-8 (Registration No. 333-68128 and Registration No. 333-12025).

(2) This Registration Statement also covers an indeterminate number of shares of Common Stock which may be issuable by reason of stock splits, stock dividends or similar transactions pursuant to Rule 416 of the Securities Act of 1933, as amended.

(3) Includes certain preferred stock purchase rights associated with the shares of Common Stock pursuant to the Rights Agreement, as amended, dated October 7, 1998.

(4) Estimated in accordance with Rule 457(c) and (h) under the Securities Act of 1933, as amended, solely for the purpose of calculating the total registration fee. Computation based upon the average of the high and low prices of the Common Stock as reported on the American Stock Exchange on February 27, 2002.

                               EXPLANATORY NOTE

This Registration Statement on Form S-8 consists of the registration of additional shares under the Impac Mortgage Holdings, Inc. (the "Company") 2001 Stock Option, Deferred Stock and Restricted Stock Plan (the "2001 Stock Plan"). Pursuant to Rule 429 promulgated under the Securities Act of 1933, in addition to being a new registration statement for the additional shares under the 2001 Stock Plan, this Form S-8 is also serving as a post-effective amendment to the Company's Registration Statements on Form S-8 as filed with the Securities and Exchange Commission on August 22, 2001 (File No. 333-68128) (the "Previous S-8") and September 13, 1996 (Registration No. 333-12025) for the purposes of adding a reoffer prospectus.

This Registration Statement, therefore, consists of two parts. The first part contains a reoffer prospectus prepared in accordance with Part I of Form S-3. The second part contains information required in the registration statement under Part II of Form S-8. Information required by Part I of Form S-8 is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act and the Note to Part I of Form S-8.

Pursuant to General Instruction E to Form S-8, for the purposes of the registration of additional shares under the 2001 Stock Plan, the contents of the Registrant's Previous S-8 are incorporated herein by this reference. The Registrant is filing this Registration Statement on Form S-8 to register additional shares of Common Stock that may be issued pursuant to options granted under the 2001 Stock Plan. Effective January 1, 2002, the number of shares of common stock for which options may be granted under the 2001 Stock Plan was increased pursuant to the "evergreen" provision contained in Section 3(a) of the 2001 Stock Plan, by 1,120,069 shares (which was the lesser of (a) 3.5% of the total number of shares of stock outstanding on such date and (b) a lesser amount as determined by the Company's Board of Directors).

                         IMPAC MORTGAGE HOLDINGS, INC.

                       1,277,000 SHARES OF COMMON STOCK

                            -----------------------

                              REOFFER PROSPECTUS

                            -----------------------


Selling stockholders of Impac Mortgage Holdings, Inc. may from time to time offer and sell up to an aggregate of 1,277,000 shares of common stock to the public under this reoffer prospectus. The selling stockholders are executive officers and directors of Impac Mortgage Holdings, Inc. who acquired their shares of common stock under the 2001 Stock Option, Deferred Stock and Restricted Stock Plan and the 1995 Stock Option, Deferred Stock and Restricted Stock Plan. Sales may be made at market prices prevailing at the time of sale or at negotiated or fixed prices. We will not receive any proceeds from the sale of these shares. The selling stockholders will bear the expense of all sales commissions and similar expenses. Any other expenses incurred by us in connection with this registration and offering, and not borne by the selling stockholders, will be borne by us.

Unless the context otherwise indicates, "common stock" refers to the common stock, par value $0.01 per share, of Impac Mortgage Holdings, Inc. and the associated preferred stock purchase rights issued under a Rights Agreement, as amended, dated October 7, 1998. We sometimes refer to the shares of common stock offered under this reoffer prospectus as the "securities."


Our common stock is listed on the American Stock Exchange under the symbol
"IMH."

                            -----------------------

                 Investing in our common stock involves risks.
           See "Risk Factors" beginning on page 1 in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                            -----------------------



             The date of this reoffer prospectus is March 1, 2002.

                               TABLE OF CONTENTS

WHERE TO FIND MORE INFORMATION ABOUT IMPAC MORTGAGE HOLDINGS, INC.            i

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS                             ii

PROSPECTUS SUMMARY.........................................................   1

RISK FACTORS...............................................................   1

USE OF PROCEEDS............................................................  14

SELLING STOCKHOLDERS.......................................................  15

PLAN OF DISTRIBUTION.......................................................  16

INDEMNIFICATION OF DIRECTORS AND OFFICERS..................................  18

LEGAL MATTERS..............................................................  19

EXPERTS....................................................................  19

     You should rely only on the information contained in or incorporated by reference into this prospectus or any supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or any supplement. This document may only be used where it is legal to sell these securities. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus of any sale of the securities contemplated herein.

     Unless the context otherwise requires, references to "we," "us," or the "company" in this prospectus mean Impac Mortgage Holdings, Inc. and its subsidiaries, IMH Assets Corp. and Impac Warehouse Lending Group, Inc. and its affiliate, Impac Funding Corporation (together with its wholly-owned subsidiaries Impac Secured Assets Corp. and Novelle Financial Services, Inc.).

       WHERE TO FIND MORE INFORMATION ABOUT IMPAC MORTGAGE HOLDINGS, INC.

     We have filed a registration statement on Form S-8 with the SEC for the stock the selling stockholders are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement and its exhibits. We have included all material terms of the registration statement and the related exhibits that are referred to in this prospectus. You should refer to the registration statement and its exhibits for additional information. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

     We file reports, proxy statements, and other information with the SEC.
Such reports, proxy statements, and other information concerning us can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and
------------------
other information from issuers, including us, that file such documents electronically with the SEC. Our common stock is listed and traded on the American Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC (File No. 1-14100) under the Securities Exchange Act of 1934 (the "Exchange Act"), and these documents are incorporated herein by reference:

  . Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as filed on March 30, 2001 and as amended by Form 10-K/A (Amendment No. 1) filed on October 17, 2001 and Form 10-K/A (Amendment No. 2) filed on January 16, 2002;
  . Our Definitive Proxy Statement filed on April 30, 2001 and amended on May 17, 2001;
  . Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 as filed on May 15, 2001;
  . Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 as filed on August 14, 2001 and as amended by Form 10-Q/A filed on October 12, 2001;
  . Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 as filed on November 14, 2001;
  . Our Current Reports on Form 8-K filed on February 8, 2002; January 29, 2002, October 26, 2001, October 24, 2001 and September 5, 2001;
  . The description of our common stock contained in our registration statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description; and
  . The description of our preferred stock purchase rights contained in our registration statement on Form 8-A, as amended, including all amendments and reports filed for the purpose of updating such description.

     We incorporate by reference the documents listed above and any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished by us but not filed with the SEC pursuant to Item 9 of Form 8-K.

     Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus or any supplement shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any supplement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes the statement. Each statement about the contents of any contracts or other document is qualified in all material respects by reference to such contract or other document. Any statement that is so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any supplement.

     We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus. You may direct your requests to Investor Relations, Impac Mortgage Holdings, Inc., 1401 Dove Street, Suite 100, Newport Beach, CA 92660, or by calling (949) 475-3600.

               INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Forward-looking statements, some of which are based on various assumptions and events that are beyond our control, may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "anticipate," "continue," or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, adverse economic conditions, changes in interest rates, changes in yield curves, changes in prepayment rates, the availability of financing and, if available, the terms of any financing. For a discussion of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in this prospectus and under "Business - Risk Factors" in our Annual Report on Form 10-K. We do not undertake, and specifically disclaim any obligation, to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

     We encourage you to read this prospectus as well as the information that is incorporated by reference in this prospectus in their entireties. You should carefully consider the factors set forth under "Risk Factors" on page 1 of this prospectus before making an investment decision to purchase our securities.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this reoffer prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the securities.

                         IMPAC MORTGAGE HOLDINGS, INC.

     Our company, Impac Mortgage Holdings, Inc., is a mortgage real estate investment trust, or "REIT." Together with our subsidiaries and affiliate, Impac Funding Corporation, we are a nationwide acquirer and originator of non-conforming Alt-A mortgage loans. "Alt-A" mortgage loans consist primarily of mortgage loans that are first lien mortgage loans made to borrowers whose credit is generally within typical Fannie Mae or Freddie Mac guidelines, but that have loan characteristics that make them non-conforming under those guidelines. For instance, the loans may have higher loan-to-value, or "LTV," ratios than allowable or may have excluded certain documentation or verifications. Therefore, in making our credit decisions, we are more reliant upon the borrower's credit scores and the adequacy of the underlying collateral. We also provide warehouse and repurchase financing to originators of mortgage loans. Our goal is to generate consistent reliable income for distribution to our stockholders, primarily from the earnings of our core businesses.

     We operate three core businesses: our long-term investment operations, our mortgage operations, and our warehouse lending operations.

     Our long-term investment operations invests primarily in non-conforming Alt-A mortgage loans. This business generates income based on the excess of the interest it earns on its investment portfolio and the expense associated with its borrowings against its investment portfolio. Our investment in non-conforming Alt-A mortgage loans and, to a lesser extent, mortgage-backed securities, is financed with collateralized mortgage obligations, or "CMO," borrowings and proceeds from the sale of capital stock. Our mortgage operations acquires, originates, sells and securitizes primarily non-conforming Alt-A mortgage loans. Our mortgage operations generates income by securitizing and selling loans to permanent investors, including our long-term investment operations. Our mortgage operations primarily uses warehouse lines of credit to finance the acquisition and origination of mortgage loans. Our warehouse operations provides short-term financing to mortgage loan originators by funding mortgage loans from their closing date until they are sold to pre-approved investors, including our long-term investment operations. Our warehouse lending operations earns fees, as well as a spread, from the difference between its cost of borrowings and the interest earned on advances against the loans prior to their sale. Generally, we seek to acquire the non-conforming Alt-A mortgage loans funded with facilities provided by our warehouse lending operations, which provides synergies with our long-term investment operations and mortgage operations.

     Our principal executive offices are located at 1401 Dove Street, Newport Beach, California 92660. Our telephone number is (949) 475-3600.

                                  RISK FACTORS

A prolonged economic downturn or recession would likely result in a reduction of our mortgage origination activity which would adversely affect our financial results

     Although we have not operated during a period of prolonged general economic downturn or a recession, these events have historically resulted in a reduction in mortgage origination activity and an increase in the rate of mortgage defaults. The United States economy is currently undergoing a period of a recession. This economic condition has been worsened by the September 11, 2001 terrorist attacks in New York, N.Y. and Washington, D.C., and Somerset County, Pennsylvania. A continued recession may have a significant adverse impact on our operations and our financial condition. For example, a reduction in new mortgages will adversely affect our ability to expand our mortgage portfolio, our principal means of increasing our earnings. In addition, a decline in new mortgage activity will likely result in reduced activity for our warehouse lending operations and our long-term investment operations. In the case of our mortgage operations, a decline in mortgage activity may result in fewer loans that meet its criteria for purchase and securitization, thus resulting in a reduction in interest income and fees and gain on sale of loans. We may also experience larger than previously reported losses on our investment portfolio due to a higher level of defaults on our mortgage loans.

If we are unable to generate sufficient liquidity we will be unable to conduct our operations as planned

     If we cannot generate sufficient liquidity, we will be unable to continue to grow our operations, grow our asset base, maintain our current hedging policy and pay dividends. We have traditionally derived our liquidity from four primary sources:

  . financing facilities provided to us by others to acquire or originate mortgage assets;
  . whole loan sales and securitizations of acquired or originated mortgage loans;
  . our issuance of equity and debt securities; and . earnings from operations.

     We cannot assure you that any of these alternatives will be available to us, or if available, that we will be able to negotiate favorable terms. Our ability to meet our long-term liquidity requirements is subject to the renewal of our credit and repurchase facilities and/or obtaining other sources of financing, including additional debt or equity from time to time. Any decision by our lenders and/or investors to make additional funds available to us in the future will depend upon a number of factors, such as our compliance with the terms of our existing credit arrangements, our financial performance, industry and market trends in our various businesses, the lenders' and/or investors' own resources and policies concerning loans and investments, and the relative attractiveness of alternative investment or lending opportunities. If we cannot raise cash by selling debt or equity securities, we may be forced to sell our assets at unfavorable prices or discontinue various business activities. Our inability to access the capital markets could have a negative impact on our earnings and hence, our ability to pay dividends.

Any significant margin calls under our financing facilities would adversely affect our liquidity and may adversely affect our financial results

     Prior to the fourth quarter of 1998, we generally had no difficulty in obtaining favorable financing facilities or in selling acquired mortgage loans. However, during the fourth quarter of 1998, the mortgage industry experienced substantial turmoil as a result of a lack of liquidity in the secondary markets. At that time, investors expressed unwillingness to purchase interests in securitizations due, in part, to:

  . the lack of financing to acquire these securitization interests; . the widening of returns expected by institutional investors on securitization interests over the prevailing Treasury rate; and . market uncertainty.

     As a result, many mortgage loan originators, including our company, were unable to access the securitization market on favorable terms. This resulted in some companies declaring bankruptcy. Originators, like our company, were required to sell loans on a whole loan basis and liquidate holdings of mortgage-backed securities to repay short-term borrowings. However, the large amount of loans available for sale on a whole loan basis affected the pricing offered for these loans, which in turn reduced the value of the collateral underlying the financing facilities. Therefore, many providers of financing facilities initiated margin calls. Margin calls resulted when our lenders evaluated the market value of the collateral securing our financing facilities and required us to provide them with additional equity or collateral to secure our borrowings.

     Our financing facilities were short-term borrowings and due to the turmoil in the mortgage industry during the latter part of 1998 many traditional providers of financing facilities were unwilling to provide facilities on favorable terms, or at all. Our current financing facilities continue to be short-term borrowings and we expect this to continue. If we cannot renew or replace maturing borrowings, we may have to sell, on a whole loan basis, the loans securing these facilities which, depending upon market conditions, may result in substantial losses.

We incurred losses for fiscal years 1997, 1998 and 2000 and may incur losses in the future

     During the year ended December 31, 2000, we experienced a net loss of $54.2 million. The net loss incurred during 2000 included non-recurring, non-cash accounting charges of $68.9 million. The non-recurring, non-cash accounting charges were the result of write-downs of non-performing investment securities secured by mortgages and additional increases in allowance for loan losses to provide for the deteriorating performance of collateral supporting specific investment securities. During the year ended December 31, 1998, we experienced a net loss of $5.9 million. During the year ended December 31, 1997, we experienced a net loss of $16.0 million. The net loss incurred during 1997 included a non-recurring, non-cash accounting charge of $44.4 million that was the result of expenses related to the termination and buyout of our management agreement with Imperial Credit Advisors, Inc. We cannot be certain that revenues will remain at current levels or improve or that we will be profitable in the future, which could prevent us from effectuating our business strategy.

If we are unable to complete securitizations, we would face a liquidity shortage which would adversely affect our operating results

     We rely significantly upon securitizations to generate cash proceeds to repay borrowings and to create credit availability. Any reduction in our ability to complete securitizations may require us to utilize other sources of financing, which, if available at all, may be on unfavorable terms. In addition, delays in closing securitizations of our mortgage loans increase our risk by exposing our company to credit and interest rate risks for this extended period of time. Furthermore, gains on sales from our securitizations represent a significant portion of our earnings.

     Several factors could affect our ability to complete securitizations of our mortgages, including:

  .  conditions in the securities and secondary markets;
  . credit quality of the mortgage loans acquired or originated through our mortgage operations;
  .  volume of our mortgage loan acquisitions and originations;
  . our ability to obtain credit enhancements; and . lack of investors purchasing higher risk components of the securities.

     If we are unable to profitably securitize a significant number of our mortgage loans in a particular financial reporting period, then we could experience lower income or a loss for that period. As a result of turmoil in the securitization market during the latter part of 1998, many mortgage lenders, including our company, were required to sell mortgage loans on a whole loan basis under adverse market conditions in order to generate liquidity. Many of these sales were made at prices lower than our carrying value of the mortgage loans and we experienced substantial losses. We cannot assure you that we will be able to continue to profitably securitize or sell our loans on a whole loan basis, or at all.

     The market for first loss risk securities, which are securities that take the first loss when mortgages are not paid by the borrowers, is generally limited. In connection with our REMIC securitizations, we endeavor to sell all securities subjecting us to a first loss risk. If we cannot sell these securities, we may be required to hold them for an extended period, subjecting us to a first loss risk.

Our borrowings and use of substantial leverage may cause losses

     Our use of collateralized mortgage obligations may expose our operations to credit losses

     To grow our investment portfolio, we borrow a substantial portion of the market value of substantially all of our investments in mortgage loans in the form of collateralized mortgage obligations. Historically, we have borrowed approximately 98% of the market value of such investments. There are no limitations on the amount we may borrow, other than the aggregate value of the underlying mortgage loans. We currently use collateralized mortgage obligations as financing vehicles to increase our leverage, since mortgage loans held for collateralized mortgage obligation collateral are retained for investment rather than sold in a secondary market transaction. Retaining mortgage loans as collateral for collateralized mortgage obligations exposes our operations to greater credit losses than does the use of other securitization techniques that are treated as sales because as the equity holder in the security, we are allocated losses from the liquidation of defaulted loans first prior to any other security holder. Although our liability under a collateralized mortgage obligation is limited to the collateral used to create the collateralized mortgage obligation, we generally are required to make a cash equity investment to fund collateral in excess of the amount of the securities issued in order to obtain the appropriate credit ratings for the securities being sold, and therefore obtain the lowest interest rate available, on the collateralized mortgage obligations. If we experience greater credit losses than expected on the pool of loans subject to the collateralized mortgage obligation, the value of our equity investment will decrease and we would have to increase the allowance for loan losses on our financial statements.

     The cost of our borrowings may exceed the return on our assets

     The cost of borrowings under our financing facilities corresponds to a referenced interest rate plus or minus a margin. The margin varies depending on factors such as the nature and liquidity of the underlying collateral and the availability of financing in the market. We will experience net interest losses if the returns on our assets financed with borrowed funds fail to cover the cost of our borrowings, and we did not implement any applicable financial hedges.

     If we default under our financing facilities, we may be forced to liquidate the collateral at prices less than the amount borrowed

     If we default under our financing facilities, our lenders could force us to liquidate the collateral. If the value of the collateral is less than the amount borrowed, we could be required to pay the difference in cash. If we were to declare bankruptcy, some of our reverse repurchase agreements may obtain special treatment and our creditors would then be allowed to liquidate the collateral without any delay. On the other hand, if a lender with whom we have a reverse repurchase agreement declares bankruptcy, we might experience difficulty repurchasing our collateral, or enforcing our claim for damages, and it is possible that our claim could be repudiated and we could be treated as an unsecured creditor. If this occurs, our claims would be subject to significant delay and we may receive substantially less than our actual damages or nothing at all.

     If we are forced to liquidate we may have few unpledged assets for distribution to unsecured creditors

     We have pledged a substantial portion of our assets to secure the repayment of collateralized mortgage obligations issued in securitizations, our financing facilities and our other borrowings. We will also pledge substantially all of our current and future mortgage loans to secure borrowings pending their securitization or sale. The cash flows we receive from our investments that have not yet been distributed, pledged or used to acquire mortgage loans or other investments may be the only unpledged assets available to our unsecured creditors and you if our company was liquidated.

Interest rate fluctuations may adversely affect our operating results

     Our operations, as a portfolio manager, a mortgage loan acquirer and originator or a warehouse lender, may be adversely affected by rising and falling interest rates. Higher interest rates may discourage potential borrowers from refinancing mortgages, borrowing to purchase homes or seeking second mortgages. This may decrease the amount of mortgages available to be acquired or originated by our mortgage operations and decrease the demand for warehouse financing provided by our warehouse lending operations. If short-term interest rates exceed long-term interest rates, there is a higher risk of increased loan prepayments, as borrowers may seek to refinance their fixed and adjustable rate mortgage loans at lower long-term fixed interest rates. Increased loan prepayments could lead to a reduction in the number of loans in our investment portfolio and reduce our net interest income.

     We are subject to the risk of rising mortgage interest rates between the time we commit to purchase mortgages at a fixed price through the issuance of individual, bulk or other rate-locks and the time we sell or securitize those mortgages. An increase in interest rates will generally result in a decrease in the market value of mortgages that we have committed to purchase at a fixed price, but have not been sold or securitized or have not been properly hedged. As a result, we may record a smaller gain, or even a loss, upon the sale or securitization of those mortgage loans.

We may experience losses if our liabilities reprice at different rates than our assets

     Our principal source of revenue is net interest income or net interest spread from our investment portfolio, which is the difference between the interest we earn on our interest earning assets and the interest we pay on our interest bearing liabilities. The rates we pay on our borrowings are independent of the rates we earn on our assets and may be subject to more frequent periodic rate adjustments. Therefore, we could experience a decrease in net interest income or a net interest loss because the interest rates on our borrowings could increase faster than the interest rates on our assets. If our net interest spread becomes negative, we will be paying more interest on our borrowings than we will be earning on our assets and we will be exposed to a risk of loss.

     Additionally, the rates paid on our borrowings and the rates received on our assets may be based upon different indices (e.g., LIBOR, U.S. Treasuries, etc.). If the index used to determine the rate on our borrowings increases faster than the index used to determine the rate on our assets, we will experience a declining net interest spread, which will have a negative impact on our profitability, and may result in losses.

An increase in our adjustable interest rate borrowings may decrease the net interest margin on our adjustable rate mortgages

     As of September 30, 2001, approximately 74% of the mortgages held by our long-term investment operations were hybrid mortgage loans. These are mortgages with fixed interest rates for a period of time, which then become mortgages with variable or adjustable interest rates or begin bearing interest based upon short-term interest rate indices. We generally fund mortgages with variable interest rate borrowings that are indexed to short-term interest rates and can adjust daily. To the extent that there is an increase in the interest rate index used to determine our adjustable interest rate borrowings and that increase is not offset by various interest rate hedges that we have in place at any given time, our net interest margin will decrease or become negative. As of September 30, 2001, our fixed rate mortgages that become adjustable over time had a weighted average months to interest rate adjustment of 17 months.

     We may suffer a net interest loss on our adjustable rate mortgages that have interest rate caps if the interest rates on our related borrowings increase

     Adjustable rate mortgages typically have interest rate caps, which limit interest rates charged to the borrower during any given period. Our borrowings are not subject to similar restrictions. As a result, in a period of rapidly increasing interest rates, the interest rates we pay on our borrowings could increase without limitation, while the interest rates we earn on our adjustable rate mortgage assets would be capped. If this occurs, our net earnings could be significantly reduced or we could suffer a net interest loss.

Increased levels of prepayments of our adjustable rate mortgage loans may accelerate our expenses and decrease our net income

     Mortgage prepayments generally increase on our adjustable rate mortgages when fixed mortgage interest rates fall below the then-current interest rates on outstanding adjustable rate mortgage loans. Prepayments on mortgage loans are also affected by the terms and credit grades of the loans, conditions in the housing and financial markets and general economic conditions. Most of the adjustable rate mortgages that we acquire are originated within three months of the time we purchased the mortgages and generally bear initial interest rates that are lower than their fully-indexed amount (the applicable index plus the margin). If we acquire these mortgages at a premium and they are prepaid prior to or soon after the time of adjustment to a fully-indexed rate without payment of any prepay penalty, we would not have received interest at the fully-indexed rate during such period and we must expense the unamortized premium that was paid for the loan at the time of the prepayment. This means we would lose the opportunity to earn interest at that rate over the expected life of the mortgage. Also, if prepayments on our adjustable rate mortgage loans increase when interest rates are declining, our net interest income may decrease if we cannot reinvest the prepayments in mortgage assets bearing comparable rates. Prepayments on fixed rate mortgages will also decrease our net interest income when interest rates are declining. As of September 30, 2001, approximately 44% of our mortgage loan investment portfolio had active prepayment penalty features.

     We generally acquire mortgages on a "servicing released" basis, meaning we acquire both the mortgages and the rights to service them. This strategy requires us to pay a higher purchase price or premium for the mortgages. If the mortgage loans that we acquire at a premium prepay faster than originally projected, generally accepted accounting principles require us to write down the remaining capitalized premium amounts at a faster speed than was originally projected, which would decrease our current net interest income.

The value of our portfolio of mortgage-backed securities may be adversely affected by unforeseen events

     Our prior investments in residual interest and subordinated debt investments exposed us to greater risks as compared to senior mortgage-backed securities

     Prior to 1998, we invested in mortgage-backed securities known as interest-only, principal-only, residual interest or other subordinated securities. Investments in residual interest and subordinated securities are much riskier than investments in senior mortgage-backed securities because these subordinated securities bear all credit losses prior to the related senior securities. The risk associated with holding residual interest and subordinated securities is greater than holding the underlying mortgage loans directly due to the concentration of losses attributed to the subordinated securities.

     If the projected value of our portfolio of residual interest and subordinated debt instruments is incorrect we would have to write down the value of these securities

     We estimate future cash flows from these securities and value them utilizing assumptions based in part on projected discount rates, mortgage loan prepayments and credit losses. If our actual experience differs from our assumptions, we would be required to reduce the value of these securities. The market for our asset-backed securities is extremely limited and we cannot assure you that we could sell these securities at their reported value, or at any value or that we could recoup our initial investment.

     In addition, we may not obtain our anticipated yield or we may incur losses if the credit support available within certain mortgage-backed securities is inadequate due to unanticipated levels of losses, or due to difficulties experienced by the credit support provider. Delays or difficulties encountered in servicing the mortgages in mortgage-backed securities may cause greater losses and, therefore, greater resort to credit support than was originally anticipated, and may cause a rating agency to downgrade certain classes of our mortgage-backed securities, which might then equate to a reduction of the value of the security.

We undertake additional risks by acquiring and investing in mortgage loans

     We may be subject to losses on mortgage loans for which we do not obtain credit enhancements

     We do not obtain credit enhancements such as mortgage pool or special hazard insurance for all of our mortgage loans and investments. Generally, we require mortgage insurance on any loan with a loan-to-value ratio greater than 80%. During the time we hold mortgage loans for investment, we are subject to risks of borrower defaults and bankruptcies and special hazard losses that are not covered by standard hazard insurance. If a borrower defaults on a mortgage loan that we hold, we bear the risk of loss of principal to the extent there is any deficiency between the value of the related mortgaged property and the amount owing on the mortgage loan and any insurance proceeds available to us through the mortgage insurer. In addition, since defaulted mortgage loans, which under our financing arrangements are mortgage loans that are generally 60 to 90 days delinquent in payments, may be considered ineligible collateral under our borrowing arrangements, we could bear the risk of being required to own these loans without the use of borrowed funds until they are ultimately liquidated or possibly sold at a loss.

     Non-conforming Alt-A mortgage loans expose us to greater credit risks

     We are an acquirer and originator of non-conforming Alt-A residential mortgage loans. These are residential mortgages that do not qualify for purchase by government sponsored agencies such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. Our operations may be negatively affected due to our investments in non-conforming Alt-A mortgage loans. Credit risks associated with non-conforming Alt-A mortgage loans are greater than conforming mortgage loans. The interest rates we charge on non-conforming Alt-A loans are often higher than those charged for conforming loans in order to compensate for the higher risk and lower liquidity. Lower levels of liquidity may cause us to hold loans or other mortgage-related assets supported by these loans that we otherwise would not hold. By doing this, we assume the potential risk of increased delinquency rates and/or credit losses as well as interest rate risk. Additionally, the combination of different underwriting criteria and higher rates of interest leads to greater risk, including higher prepayment rates and higher delinquency rates and/or credit losses.

     Lending to non-conforming Alt-A borrowers may expose us to a higher risk of delinquencies, foreclosures and losses

     As a lender of non-conforming Alt-A mortgage loans, our market includes borrowers who may be unable to obtain mortgage financing from conventional mortgage sources. Loans made to such non-conforming Alt-A borrowers generally entail a higher risk of delinquency and higher losses than loans made to borrowers who utilize conventional mortgage sources. Delinquency, foreclosures and losses generally increase during economic slowdowns or recessions. The actual risk of delinquencies, foreclosures and losses on loans made to non-conforming Alt-A borrowers could be higher under adverse economic conditions than those currently experienced in the mortgage lending industry in general. Further, any material decline in real estate values increases the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a borrower default. Any sustained period of increased delinquencies, foreclosures or losses after the loans are sold could adversely affect the pricing of our future loan sales and our ability to sell or securitize our loans in the future. In the past, certain of these factors have caused revenues and net income of many participants in the mortgage industry, including us, to fluctuate from quarter to quarter.

     Our use of second mortgages exposes us to greater credit risks

     Our security interest in the property securing second mortgages is subordinated to the interest of the first mortgage holder and the second mortgages have a higher cumulative loan-to-value ratio. As of September 30, 2001, 1% of our mortgages were second mortgages. If the value of the property is equal to or less than the amount needed to repay the borrower's obligation to the first mortgage holder upon foreclosure, our second mortgage loan will not be repaid.

     The geographic concentration of our mortgage loans increases our exposure to risks in those areas

     We do not set limitations on the percentage of our mortgage asset portfolio composed of properties located in any one area (whether by state, zip code or other geographic measure). Concentration in any one area increases our exposure to the economic and natural hazard risks associated with that area. As of September 30, 2001, 60% of the loans included in securitizations in which we hold residual interests are secured by properties in California. Certain parts of California have experienced an economic downturn in past years and have suffered in the past the effects of certain natural hazards.

We may experience losses related to our recourse obligations

     Mortgage-backed securities issued in connection with our securitizations have been non-recourse to us, except in the case of a breach of standard representations and warranties made by us when the loans are securitized. While we have recourse against our customers, the correspondent sellers and mortgage brokers of mortgage loans, we cannot assure you that they will honor their obligations. We also engage in bulk whole loan sales pursuant to agreements that provide for recourse by the purchaser against us. In some cases, the remedies available to a purchaser of mortgage loans from us are broader than those available to us against those who sell us these loans. If a purchaser exercises its rights against us, we may not always be able to enforce whatever remedies we may have against our customers.

     Representations and warranties made by us in our loan sales and securitizations may subject us to liability

     In connection with our securitizations, we transfer loans acquired or originated by us into a trust in exchange for cash and, in the case of a CMO, residual certificates issued by the trust. The trustee will have recourse to us with respect to the breach of the standard representations and warranties made by us at the time such loans are transferred. While we generally have recourse to our customers for any such breaches, there can be no assurance of our customers' abilities to honor their respective obligations. Also, we engage in bulk whole loan sales pursuant to agreements that generally provide for recourse by the purchaser against us in the event of a breach of one of our representations or warranties, any fraud or misrepresentation during the mortgage loan origination process, or upon early default on such mortgage loan. We generally limit the potential remedies of such purchasers to the potential remedies we receive from the people from whom we acquired or originated the mortgage loans. However, in some cases, the remedies available to a purchaser of mortgage loans from us may be broader than those available to us against the sellers of the loans and should a purchaser enforce its remedies against us, we may not always be able to enforce whatever remedies we have against our customers.

     In the ordinary course of our business, we are subject to claims made against us by borrowers and trustees in our securitizations arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of our employees, officers and agents (including our appraisers), incomplete documentation and our failure to comply with various laws and regulations applicable to our business. Any claims asserted against us may result in legal expenses or liabilities that could have a material adverse effect on our results of operations or financial condition.

We face conflicts of interests based on the ownership of the voting stock of Impac Funding Corporation by certain officers and directors of Impac Mortgage Holdings, Inc.

     We are subject to conflicts of interest arising from our relationship with Impac Mortgage Holdings, Inc., our long-term investment operations, Impac Funding Corporation, our mortgage operations, and their officers and directors. Our long-term investment operations acquires non-confirming Alt-A mortgage loans from our mortgage operations. Impac Mortgage Holdings, Inc. owns all of the preferred stock, and 99% of the economic interest in, Impac Funding Corporation. Joseph R. Tomkinson, our Chairman and Chief Executive Officer, William S. Ashmore, our Chief Operating Officer, President and a director, and Richard J. Johnson, our Executive Vice President and Chief Financial Officer, are holders of all of the outstanding voting stock of, and 1% of the economic interest in, Impac Funding Corporation. They have the right to elect all directors of Impac Funding Corporation and the ability to control the outcome of all matters for which the consent of the holders of the common stock of Impac Funding Corporation is required. Messer's Tomkinson, Ashmore and Johnson are also the sole directors of Impac Funding Corporation. Decisions made by these officers at one company may be at conflict with and have an adverse affect on the operations of the other.

A substantial interruption in our use of IDASL may adversely affect our level of mortgage loan acquisitions and originations

     We utilize the Internet in our business principally for the implementation of our automated loan origination program, IDASL, which stands for Impac Direct Access System for Lending. IDASL is not a lead generator for mortgage brokers. IDASL allows our customers to pre-qualify borrowers for various loan programs based on criteria requested from the borrower and renders an automated underwriting decision by issuing an approval of the mortgage loan or a referral for further review or additional information. IDASL may be interrupted if the Internet experiences periods of poor performance, if our computer systems or the systems of our third-party service providers contain defects, or if customers are reluctant to use or have inadequate connectivity to the Internet. Increased government regulation of the Internet could also adversely affect our use of the Internet in unanticipated ways and discourage our customers from using our services. If our ability to use the Internet in providing our services is impaired, our ability to originate or acquire loans on an automated basis could be delayed or reduced. Any substantial delay and reduction in our mortgage loan acquisitions and originations will reduce our net earnings for the applicable period.

We are subject to risks of operational failure that are beyond our control

     Substantially all of our operations are located in Newport Beach, California. Our systems and operations are vulnerable to damage and interruption from fire, flood, telecommunications failure, break-ins, earthquake and similar events. Our operations may also be interrupted by power disruptions, including rolling black-outs implemented in California due to the state's continuing acute power shortage. We do not maintain alternative power sources. Furthermore, our security mechanisms may be inadequate to prevent security breaches to our computer systems, including from computer viruses, electronic break-ins and similar disruptions. Such security breaches or operational failures could expose us to liability, impair our operations, result in losses, and harm our reputation.

Our reliance on third-party software for the implementation of IDASL exposes us to risks

     We have a licensing agreement with a third-party vendor for the use of hardware and software for IDASL. All of our correspondents are submitting loans through IDASL and all of our wholesale loans delivered by brokers are directly underwritten through the use of IDASL. The termination or impairment of this license could result in delays and reductions in the acquisition and origination of mortgage loans until equivalent hardware and software could be licensed and integrated, if at all possible, which may harm our business. In addition, we would be harmed if the provider from whom we license software ceases to deliver and support reliable products, enhance their current products or respond to emerging industry standards. If the hardware or software provided by our vendor fails for any reason, and the back-up hardware and software is not implemented in a timely manner, it may also delay and reduce those mortgage loan acquisitions and originations done through IDASL. The third-party hardware and software also may not continue to be available to us on commercially reasonable terms or at all. Any substantial delay and reduction in our mortgage loan acquisitions and originations will reduce our net earnings for the applicable period.

Competition for mortgage loans is intense and may adversely affect our operations

     We compete in acquiring and originating non-conforming Alt-A mortgage loans and issuing mortgage-backed securities with:

  .  other mortgage conduit programs;
  .  investment banking firms;
  .  savings and loan associations;
  .  banks;
  .  thrift and loan associations;
  .  finance companies;
  .  mortgage bankers;
  .  insurance companies;
  .  other lenders; and
  .  other entities purchasing mortgage assets.

Some of our competitors are larger and have greater resources than we do.

     Consolidation in the mortgage banking industry may adversely affect us by reducing the number of current customers of our mortgage operations and our potential customer base. As a result, we may have to purchase a larger percentage of mortgage loans from a smaller number of customers, which may reduce our profit margins, or increase the cost to acquire these types of loans.

We are exposed to potential credit losses in providing warehouse financing

     As a warehouse lender, we lend money to mortgage bankers on a secured basis and we are subject to the risks associated with lending to mortgage banks, including the risks of fraud, borrower default and bankruptcy, any of which could result in credit losses for us. Our claims as a secured lender in a bankruptcy proceeding may be subject to adjustment and delay.

We may not pay dividends to stockholders

     REIT provisions of the Internal Revenue Code generally require that we distribute to our stockholders at least 90% of all of our taxable income. These provisions restrict our ability to retain earnings and thereby renew capital for our business activities. We may decide at a future date to terminate our REIT status, which would cause us to be taxed at the corporate level, and cease paying regular dividends.

     In addition, for any year that we do not generate taxable income, we are not required to declare and pay dividends to maintain our REIT status. For instance, due to losses incurred in 2000, we did not declare any dividends from September 2000 until September 25, 2001.

     To date, a portion of our taxable income and cash flow has been attributable to our receipt of dividend distributions from Impac Funding Corporation, our mortgage operations affiliate. Impac Funding Corporation is not a REIT and is not, therefore, subject to the above-described REIT distribution requirements. Because Impac Funding Corporation is seeking to retain earnings to fund the future growth of our mortgage operations business, its board may decide that Impac Funding Corporation should cease making dividend distributions in the future. This would materially reduce the amount of our taxable income and in turn, would reduce the amount we would be required to distribute as dividends.

We may be exposed to potential alternative minimum tax liability

     To the extent we have a net operating loss carryover for federal income tax purposes, we can offset our regular taxable income for the 2001 taxable year with the net operating loss carryover and thereby eliminate our liability for regular corporate income tax on the amount of income so offset. In computing alternative minimum tax, however, we will be allowed to use only 90% of the net operating loss deduction allowable for purposes of computing the regular income tax. Thus, to the extent we shelter our income with the net operating loss carryover deduction, we will be subject to alternative minimum tax at a rate of 20% on 10% of the income offset by the net operating loss for regular tax purposes. In other words, the effective federal income tax rate on the amount offset by the net operating loss deduction is 2%.

If we fail to maintain our REIT status, we may be subject to taxation as a regular corporation

     We believe that we have operated and intend to continue to operate in a manner that enables us to meet the requirements for qualification as a REIT for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT.

     Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational and stockholder ownership requirements on a continuing basis.

     If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates. We also may be subject to the federal alternative minimum tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. Therefore, if we lose our REIT status, the funds available for distribution to you would be reduced substantially for each of the years involved. Failure to qualify as a REIT could adversely affect the value of our common stock.

Delayed mortgage loan sales or securitization closings could have a material adverse affect on our operations

     A delay in closing a particular mortgage loan sale or securitization would increase our exposure to interest rate fluctuations by lengthening the period during which our variable rate borrowings under our warehouse facilities are outstanding. If we were unable to sell a sufficient number of mortgage loans at a premium during a particular reporting period, our revenues for that period would decline, which could have a material adverse affect on our operations.

Our share prices have been and may continue to be volatile

     Historically, the market price of our common stock has been volatile. During 2000, our stock reached a high of $4.38 per share on June 16 and June 22 and a low of $1.83 per share on December 5. During 2001, our common stock reached a high of $9.35 per share on December 24 and a low of $2.85 per share on January 2. The market price of our common stock is likely to continue to be highly volatile and could be significantly affected by factors including:

  .  the amount of dividends paid;
  .  availability of liquidity in the securitization market;
  .  loan sale pricing;
  . calls by warehouse lenders or changes in warehouse lending rates; . unanticipated fluctuations in our operating results;
  .  prepayments on mortgages;
  .  valuations of securitization related assets;
  .  cost of funds; and
  .  general market conditions.

     In addition, significant price and volume fluctuations in the stock market have particularly affected the market prices for the common stock of mortgage REIT companies such as ours. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock. If our results of operations fail to meet the expectations of securities analysts or investors in a future quarter, the market price of our common stock could also be materially adversely affected and we may experience difficulty in raising capital.

If actual prepayments or defaults with respect to mortgage loans serviced occurs more quickly than originally assumed, the value of our mortgage servicing rights would be subject to downward adjustment

     When we purchase loans that include the associated servicing rights, the allocated cost of the servicing rights is reflected on our financial statements as mortgage servicing rights. To determine the fair value of these servicing rights, we use assumptions to estimate future net servicing income including projected discount rates, mortgage loan prepayments and credit losses. If actual prepayments or defaults with respect to loans serviced occur more quickly than we originally assumed, we would have to reduce the carrying value of our mortgage servicing rights. We do not know if our assumptions will prove correct.

Our operating results may be adversely affected by the results of our hedging activities

     To offset the risks associated with our mortgage operations, we enter into transactions designed to hedge our interest rate risks. To offset the risks associated with our long-term investment operations, we attempt to match the interest rate sensitivities of our adjustable rate mortgage assets held for investment with the associated financing liabilities. Our management determines the nature and quantity of the hedging transactions based on various factors, including market conditions and the expected volume of mortgage loan purchases. We do not limit management's use of certain instruments in such hedging transactions. While the Company believes that it is properly hedging its interest rate risk, the accounting for such hedging activities may not, and in some cases do not, qualify for hedge accounting under accounting principles generally accepted in the United States of America and FAS 133. The effect of the Company's hedging strategy may result in some volatility in its quarterly earnings as interest rates go up or down. While the Company believes it is properly hedging its interest rate risk, we cannot assure you that our hedging transactions will offset the risk of adverse changes in net interest margins.

A reduction in the demand for residential mortgage loans and our non-conforming loan products may adversely affect our operations

     The availability of sufficient mortgage loans meeting our criteria is dependent in part upon the size and level of activity in the residential real estate lending market and, in particular, the demand for non-conforming mortgage loans, which is affected by:

  .  interest rates;
  .  national economic conditions;
  .  residential property values; and
  .  regulatory and tax developments.

If our mortgage loan purchases decrease, we will have:
  .  decreased economies of scale;
  .  higher origination costs per loan;
  .  reduced fee income;
  . smaller gains on the sale of non-conforming mortgage loans; and . an insufficient volume of loans to generate securitizations which thereby causes us to accumulate loans over a longer period.

Our delinquency ratios and our performance may be adversely affected by the performance of parties who sub-service our loans

     We contract with third-party sub-servicers for the sub-servicing of all the loans in which we retain servicing rights, including those in our securitizations. Our operations are subject to risks associated with inadequate or untimely servicing. Poor performance by a sub-servicer may result in greater than expected delinquencies and losses on our loans. A substantial increase in our delinquency or foreclosure rate could adversely affect our ability to access the capital and secondary markets for our financing needs. Also, with respect to loans subject to a securitization, greater delinquencies would adversely impact the value of any interest-only, principal-only and subordinated securities we hold in connection with that securitization.

     In a securitization, relevant agreements permit us to be terminated as servicer or master servicer under specific conditions described in these agreements, such as the failure of a sub-servicer to perform certain functions within specific time periods. If, as a result of a sub-servicer's failure to perform adequately, we were terminated as servicer of a securitization, the value of any servicing rights held by us would be adversely affected.

Potential characterization of distributions or gain on sale as unrelated business taxable income to tax-exempt investors

     If (1) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (2) we are a "pension-held REIT," (3) a tax-exempt stockholder has incurred debt to purchase or hold our common stock, or (4) the residual REMIC interests we buy generate "excess inclusion income," then a portion of the distributions to and, in the case of a stockholder described in
(3), gains realized on the sale of common stock by such tax-exempt stockholder may be subject to Federal income tax as unrelated business taxable income under the Internal Revenue Code.

Classification as a taxable mortgage pool could subject us to increased taxation

     If we have borrowings with two or more maturities and, (1) those borrowings are secured by mortgage loans or mortgage-backed securities and, (2) the payments made on the borrowings are related to the payments received on the underlying assets, then the borrowings and the pool of mortgage loans or mortgage backed securities to which such borrowings relate may be classified as a taxable mortgage pool under the Internal Revenue Code. If any part of our company were to be treated as a taxable mortgage pool, then our REIT status would not be impaired, but a portion of the taxable income we recognize may, under regulations to be issued by the Treasury Department, be characterized as "excess inclusion" income and allocated among our stockholders to the extent of and generally in proportion to the distributions we make to each stockholder. Any excess inclusion income would:

  .  not be allowed to be offset by a stockholder's net operating losses;
  . be subject to a tax as unrelated business income if a stockholder were a tax-exempt stockholder;
  . be subject to the application of federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders; and
  . be taxable (at the highest corporate tax rate) to us, rather than to our stockholders, to the extent the excess inclusion income relates to stock held by disqualified organizations (generally, tax-exempt companies not subject to tax on unrelated business income, including governmental organizations).

     Based on advice of our tax counsel, we take the position that our existing financing arrangements do not create a taxable mortgage pool.

Our operations may be adversely affected if we are subject to the Investment Company Act

     We intend to conduct our business at all times so as not to become regulated as an investment company under the Investment Company Act. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

     In order to qualify for this exemption we must maintain at least 55% of our assets directly in mortgage loans, qualifying pass-through certificates and certain other qualifying interests in real estate. Our ownership of certain mortgage assets may be limited by the provisions of the Investment Company Act. If the Securities and Exchange Commission adopts a contrary interpretation with respect to these securities or otherwise believes we do not satisfy the above exception, we could be required to restructure our activities or sell certain of our assets. To insure that we continue to qualify for the exemption we may be required at times to adopt less efficient methods of financing certain of our mortgage assets and we may be precluded from acquiring certain types of higher-yielding mortgage assets. The net effect of these factors will be to lower at times our net interest income. If we fail to qualify for exemption from registration as an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described. Our business will be materially and adversely affected if we fail to qualify for this exemption.

If we conduct future offerings the market price of our securities may be adversely affected

     We may elect to increase our capital resources by making additional private or public offerings of securities in the future. We do not know:

  .  the actual or perceived effect of these offerings;
  .  the timing of these offerings;
  . the dilution of the book value or earnings per share of our securities then outstanding; and
  .  the effect on the market price of our securities then outstanding.

Sales of additional common stock may adversely affect its market price

     The sale or the proposed sale of substantial amounts of our common stock in the public market could materially adversely affect the market price of our common stock or other outstanding securities.

     As of the date of this prospectus, HBK Master Fund L.P. beneficially owns approximately 3,843,888 shares of our common stock, all of which are registered with the SEC for sale to the public pursuant to an effective registration statement. The sale of a large amount of shares by HBK Master Fund L.P. or the perception that such sales may occur could adversely affect the market price for our common stock or other outstanding securities.

We are a defendant in purported class actions and may not prevail in these matters

     We are a defendant in nine purported class actions pending in six different state courts; two cases in the United States District Court for the Western District of Tennessee and one in the United States District Court for the Northern District of Illinois. All, except for the Illinois matter, allege generally that the loan originator improperly charged fees in violation of various state lending or consumer protection laws in connection with mortgage loans that we acquired. The Illinois matter alleges that we charged fees for services that constitute the unauthorized practice of law and that were not proper charges. Although the suits are not identical, they generally seek unspecified compensatory damages, punitive damages, pre- and post-judgment interest, costs and expenses and rescission of the loans, as well as a return of any improperly collected fees. These actions are in the early stages of litigation and, accordingly, it is difficult to predict the outcome of these matters. We believe we have meritorious defenses to the actions and intend to defend against them vigorously; however, an adverse judgment in any of these matters could have a material adverse effect on us.

We may be subject to possible adverse consequences as a result of limits on ownership of our shares

     Our charter limits ownership of our capital stock by any single stockholder to 9.5% of our outstanding shares unless waived by the board of directors. Our board of directors may increase the 9.5% ownership limit. In addition, to the extent consistent with the REIT provisions of the Internal Revenue Code, our board of directors may, pursuant to our articles of incorporation, waive the 9.5% ownership limit for a stockholder or purchaser of our stock. In order to waive the 9.5% ownership limit our board of directors must require the stockholder requesting the waiver to provide certain representations to the Company to ensure compliance with the REIT provisions of the Internal Revenue Code. Our charter also prohibits anyone from buying shares if the purchase would result in us losing our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or in five or fewer persons, applying certain broad attribution rules of the Internal Revenue Code, owning more than 50% (by value) of our shares. If you or anyone else acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs, we:

  .  will consider the transfer to be null and void;
  .  will not reflect the transaction on our books;
  .  may institute legal action to enjoin the transaction;
  . will not pay dividends or other distributions with respect to those shares; . will not recognize any voting rights for those shares;
  .  may redeem the shares; and
  . will consider the shares held in trust for the benefit of a charitable beneficiary as designated by us.

     The trustee shall sell the shares held in trust and the owner of the excess shares will be entitled to the lesser of:

     (a)  the price paid by the owner;

     (b) if the owner did not purchase for the excess shares, the closing price for the shares on the national securities exchange on which the company is listed; or

     (c)  the price received by the trustee from the sale of the shares.

Limitations on acquisition and change in control ownership limit

     The 9.5% ownership limit discussed above may have the effect of precluding acquisition of control of our company by a third party without consent of our board of directors.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of common stock pursuant to this prospectus. When the selling stockholders sell their common stock to others, all sale proceeds will be received by the selling stockholders.

                             SELLING STOCKHOLDERS

     The following table shows the names of the selling stockholders and the number of shares of common stock that may be sold by them pursuant to this prospectus. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholder's name. The selling stockholders will determine the actual number of shares, if any, that they will sell. The table assumes all options held by the selling stockholders are exercisable within 60 days of the date of the prospectus. Because the selling stockholders may sell all, some or none of the shares of common stock that they hold, we are unable to estimate the amount or percentage of shares of common stock that they will hold after completion of the offering.

     The number of shares beneficially owned by each selling stockholder is as of January 31, 2002. Applicable percentage ownership of our common stock prior to the offering is based on 39,302,829 shares of common stock outstanding as of February 20, 2002.

                                                Shares Beneficially Owned          Number of Shares of Common Stock
                                                    Prior to Offering                           which
                                         ----------------------------------------
Selling Stockholder                        Number                    Percent                May be Offered
-------------------------------------------------------------------------------------------------------------------

Joseph R. Tomkinson                        528,586/(1)/                 1.3                     340,000
William S. Ashmore                         423,612/(2)/                 1.1                     300,000
Richard J. Johnson                         376,526/(3)/                 1.0                     240,000
Ronald M. Morrison                         101,729/(4)/                   *                      87,500
Gretchen D. Verdugo                         53,299/(5)/                   *                      42,000
James Walsh                                 80,000/(6)/                   *                      57,500
Frank P. Filipps                            80,000/(6)/                   *                      57,500
Stephan R. Peers                            80,000/(6)/                   *                      57,500
William E. Rose                             47,500/(7)/                   *                      47,500
Leigh J. Abrams                             47,500/(7)/                   *                      47,500

----------------------------
*    indicates less than 1% ownership interest.
(1) Includes 100,000 shares underlying options granted under the 2001 Stock Option, Deferred Stock and Restricted Stock Plan (the "2001 Stock Plan") and 240,000 shares underlying options granted under the 1995 Stock Option, Deferred Stock and Restricted Stock Plan (the "1995 Stock Plan").
(2) Includes 100,000 shares underlying options granted under the 2001 Stock Plan and 200,000 shares underlying options granted under the 1995 Stock Plan.
(3) Includes 100,000 shares underlying options granted under the 2001 Stock Plan and 140,000 shares underlying options granted under the 1995 Stock Plan.
(4) Includes 75,000 shares underlying options granted under the 2001 Stock Plan and 12,500 shares underlying options granted under the 1995 Stock Plan.
(5) Includes 20,000 shares underlying options granted under the 2001 Stock Plan and 22,000 shares underlying options granted under the 1995 Stock Plan.
(6) Includes 25,000 shares underlying options granted under the 2001 Stock Plan and 32,500 shares underlying options granted under the 1995 Stock Plan.
(7) Includes 25,000 shares underlying options granted under the 2001 Stock Plan and 22,500 shares underlying options granted under the 1995 Stock Plan.

     Joseph R. Tomkinson is Chairman of the Board and Chief Executive Officer of Impac Mortgage Holdings, Inc., Impac Funding Corporation, our mortgage operations, and Impac Warehouse Lending Group, Inc, our warehouse lending operations. William S. Ashmore is President and a Director of Impac Mortgage Holdings, Inc., our mortgage operations and our warehouse lending operations. Richard J. Johnson is Executive Vice President and Chief Financial Officer of Impac Mortgage Holdings, Inc., our mortgage operations and our warehouse lending operations. He is also a director of our mortgage operations and warehouse lending operations. Messrs. Tomkinson, Ashmore and Johnson are holders of all of the outstanding voting stock of, and 1% of the economic interest, in Impac Funding Corporation, our mortgage operations. Ronald M. Morrison is General Counsel and Secretary of Impac Mortgage Holdings, Inc, our mortgage operations and our warehouse lending operations. Gretchen D. Verdugo is Executive Vice President of our warehouse lending operations. James Walsh, Frank P. Filipps, Stephan R. Peers, William E. Rose and Leigh J. Abrams are Directors of Impac Mortgage Holdings, Inc.

                             PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, donees, assignees, transferees or successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this reoffer prospectus may, from time to time, sell all or a portion of the shares of common stock offered hereby on the American Stock Exchange or any stock exchange, market or trading facility on which the shares are traded. Further, the selling stockholders may choose to dispose of the shares offered hereby by gift to a third party or as a donation to a charitable or other non-profit entity. These sales may be made at market prices prevailing at the time of the sale or at negotiated or fixed prices. The selling stockholders will act independently of Impac Mortgage Holdings, Inc. in making decisions with respect to the timing, manner and size of each sale.

     The selling stockholders may use any one or more of the following methods when selling shares:

     . ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
     . block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
     . purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
     . an exchange distribution in accordance with the rules of the applicable exchange;
     .    privately negotiated transactions;
     .    underwritten offerings;
     .    short sales;
     . agreements by the broker-dealer and the selling stockholders to sell a specified number of such shares at a stipulated price per share;
     .    a combination of any such methods of sale; and
     .    any other method permitted by applicable law.

     The selling stockholders and any underwriters, brokers, dealers, financial institutions or agents that participate in the distribution of the common stock may be deemed to be "underwriters" under the Securities Act of 1933, and any profit on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, financial institutions or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if such broker acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     Unless otherwise prohibited, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the position they assume with the selling stockholders. The selling stockholders may also engage in short sales, puts and calls, forward-exchange contracts, collars and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. If the selling stockholders sell shares short, they may redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or financial institutions which require the delivery to the broker-dealer or the financial institution of the shares. The broker-dealer or financial institution may then resell or otherwise transfer such shares pursuant to this reoffer prospectus. In addition, the selling stockholders may loan their shares to broker-dealers or financial institutions who are counterparties to hedging transactions and the broker-dealers, financial institutions or counterparties may sell the borrowed shares into the public market. The selling stockholders may also pledge their shares to their brokers or financial institutions and under the margin loan the broker or financial institution may, from time to time, offer and sell the pledged shares. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters, broker-dealers, or financial institutions regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

     Impac Mortgage Holdings, Inc. will file a supplement to this reoffer prospectus, if required, under Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer or financial institution for the sale of shares through a block trade, special or underwritten offering, exchange distribution or secondary distribution or a purchase by a broker, dealer or financial institution. Such supplement will disclose: the name of each selling stockholder and of the participating broker-dealer(s) or financial institution(s); the number of shares involved; the price at which such shares were sold; the commissions paid or discounts or concessions allowed to such broker-dealer(s) or financial institution(s), where applicable; that such broker-dealer(s) or financial institution(s) did not conduct any investigation to verify the information set out or incorporated by reference in this reoffer prospectus; and other facts material to the transaction.

     In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this reoffer prospectus.

     We will pay all the expenses of the registration of the shares and will not receive proceeds from the sale of the shares by the selling stockholders. We will not pay any of the expense associated with sales by the selling stockholders. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.

     The selling stockholders and any other person participating in the distribution will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of any other person participating in the distribution. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, or under Section 4(1) of the Securities Act, rather than under this reoffer prospectus. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed to be our "affiliate," is entitled to sell within any three month period "restricted shares" beneficially owned by him or her in an amount that does not exceed the greater of (i) 1% of the then outstanding shares of common stock of the company or (ii) the average weekly reported trading volume in shares of our common stock during the four calendar weeks preceding such sale, provided that at least one year has elapsed since such shares were acquired from us or any of our affiliates. Sales are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding IMH. However, a person who has not been our "affiliate" at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or other requirements of Rule 144, provided that at least two years have elapsed since such shares were acquired from us or any of our affiliates.

     There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered hereunder.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Maryland General Corporation Law, as amended from time to time, permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

     Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate us to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former director or officer or (2) any individual who, while a director of Impac Mortgage Holdings Inc. and at our request, serves or has served another corporation, real estate investment trust partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of Impac Mortgage Holdings Inc. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (2) any individual who, while a director of Impac Mortgage Holdings Inc. and at our request, serves or has served another corporation, real estate investment trust partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of Impac Mortgage Holdings Inc. in any of the capacities described above and to any of our employees or agents or a predecessor of Impac Mortgage Holdings Inc.

     The Maryland General Corporation Law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. In addition, we have entered into an Indemnity Agreement with each of our officers and directors. We maintain for the benefit of our officers and directors, officers' and directors' insurance.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                 LEGAL MATTERS

     The legality of the securities will be passed upon for us by Kirkpatrick & Lockhart LLP, Los Angeles, California. All matters of Maryland law will be passed upon for us by McKee Nelson LLP, Washington, D.C.

                                    EXPERTS

     The consolidated financial statements of Impac Mortgage Holdings, Inc. and of Impac Funding Corporation as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

         We incorporate by reference the following documents in this Registration Statement which we have filed with the SEC (File No. 1-14100) under the Securities Exchange Act of 1934 (the "Exchange Act"):

  . Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as filed on March 30, 2001 and as amended by Form 10-K/A (Amendment No. 1) filed on October 17, 2001 and Form 10-K/A (Amendment No. 2) filed on January 16, 2002;
  . Our Definitive Proxy Statement filed on April 30, 2001 and amended on May 17, 2001;
  . Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 as filed on May 15, 2001;
  . Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 as filed on August 14, 2001 and as amended by Form 10-Q/A filed on October 12, 2001;
  . Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 as filed on November 14, 2001;
  . Our Current Reports on Form 8-K filed on February 8, 2002, January 29, 2002, October 26, 2001, October 24, 2001 and September 5, 2001;
  . The description of our common stock contained in our registration statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description; and
  . The description of our preferred stock purchase rights contained in our registration statement on Form 8-A, as amended, including all amendments and reports filed for the purpose of updating such description.

         We incorporate by reference the documents listed above and any documents subsequently filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement and to be part thereof from the date of filing of such documents.

Item 4.  Description of Securities.

         The class of securities to be offered is registered under Section 12(b) of the Exchange Act.

Item 5.  Interests of Named Experts and Counsel.

         Not applicable.

Item 6.  Indemnification of Directors and Officers.

         The Maryland General Corporation Law, as amended from time to time, permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

         Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate us to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former director or officer or (2) any individual who, while a director of Impac Mortgage Holdings Inc. and at our request, serves or has served another corporation, real estate investment trust partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of Impac Mortgage Holdings Inc. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or
(2) any individual who, while a director of Impac Mortgage Holdings Inc. and at our request, serves or has served another corporation, real estate investment trust partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of Impac Mortgage Holdings Inc. in any of the capacities described above and to any of our employees or agents or a predecessor of Impac Mortgage Holdings Inc.

         The Maryland General Corporation Law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

         In addition, we have entered into an Indemnity Agreement (Exhibit 10.4 of our Registration Statement on Form S-11 (File No. 33-96670) and Amendments No. 1, 2 and 3 filed with the Securities and Exchange Commission on September 7, 1995, October 23, 1995, October 30, 1995 and November 8, 1995, respectively) with our officers and directors. We maintain for the benefit of our officers and directors, officers' and directors' insurance.

Item 7.  Exemption From Registration Claimed.

         Not applicable.

Item 8.  Exhibits.

Exhibit
Number
-------
4.1*                Impac Mortgage Holdings, Inc. 2001 Stock Option, Deferred
                    Stock and Restricted Stock Plan.
4.1(a)              Amendment to 2001 Stock Option, Deferred Stock and
                    Restricted Stock Plan.
4.2**               Form of Stock Option Agreement for the Impac Mortgage
                    Holdings, Inc. 2001 Stock Option, Deferred Stock and
                    Restricted Stock Plan.
5.1                 Opinion of Kirkpatrick & Lockhart LLP.
5.2                 Opinion of McKee Nelson LLP.
23.1                Consent of KPMG LLP re:  Impac Mortgage Holdings, Inc.
23.2                Consent of KPMG LLP re:  Impac Funding Corporation.
23.3                Consent of Kirkpatrick & Lockhart LLP (contained in Exhibit
                    5.1).
23.4                Consent of McKee Nelson LLP (contained in Exhibit 5.2).
24                  Power of Attorney (contained on signature page).

     _____________________________

     * Previously filed with the Commission as Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 30, 2001 and incorporated herein by reference.

     **   Incorporated by reference to the corresponding exhibit to the
Company's Registration Statement on Form S-8 (Registration No. 333-68128), filed with the Commission on August 22, 2001.

Item 9.  Undertakings

(a)  The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The Registrant hereby undertakes, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on this 28th day of February, 2002.

                         IMPAC MORTGAGE HOLDINGS, INC.



                                        By: /s/ Richard J. Johnson
                                            ----------------------
                                        Richard J. Johnson, Executive Vice
                                        President and Chief Financial Officer

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Impac Mortgage Holdings, Inc., do hereby constitute and appoint Joseph R. Tomkinson or Richard J. Johnson, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                    Names                                          Title                                Date
   /s/ Joseph R. Tomkinson                       Chairman of the Board and Chief Executive
---------------------------------------------
     Joseph R. Tomkinson                         Officer (Principal Executive Officer)           February 28, 2002

   /s/ William S. Ashmore
---------------------------------------------
     William S. Ashmore                          President and Director                          February 28, 2002

                                                 Executive Vice President and Chief Financial
     /s/ Richard J. Johnson                      Officer (Principal Financial and Accounting
---------------------------------------------
     Richard J. Johnson                          Officer)                                        February 28, 2002

   /s/ James Walsh
---------------------------------------------
     James Walsh                                 Director                                        February 28, 2002

   /s/ Frank P. Filipps
---------------------------------------------
     Frank P. Filipps                            Director                                        February 28, 2002

   /s/ Stephan R. Peers
---------------------------------------------
     Stephan R. Peers                            Director                                        February 28, 2002

   /s/ William E. Rose
---------------------------------------------
     William E. Rose                             Director                                        February 28, 2002

   /s/ Leigh J. Abrams
---------------------------------------------
     Leigh J. Abrams                             Director                                        February 28, 2002

                                 EXHIBIT INDEX

4.1(a)         Amendment to 2001 Stock Option, Deferred Stock and Restricted
               Stock Plan
5.1            Opinion of Kirkpatrick & Lockhart LLP.
5.2            Opinion of McKee Nelson LLP.
23.1           Consent of KPMG LLP re:  Impac Mortgage Holdings, Inc.
23.2           Consent of KPMG LLP re:  Impac Funding Corporation.
23.3           Consent of Kirkpatrick & Lockhart LLP (contained in Exhibit 5.1).
23.4           Consent of McKee Nelson LLP (contained in Exhibit 5.2).
24             Power of Attorney (contained on signature page).